As filed with the Securities and Exchange Commission on December 30, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TSAKOS ENERGY NAVIGATION LIMITED

(Exact Name of Registrant as Specified in its Charter)

Bermuda	4412	Not Required
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

367 SYNGROU AVENUE

175 64 P. FALIRO

ATHENS, GREECE

011 30 210 94 07710-2

(Address and telephone number of Registrant’s principal executive offices)

EMMANUEL G. PANTELIDES

MARINE SERVICES CORPORATION

46 TRINITY PLACE

NEW YORK, NEW YORK 10006

(212) 269-1426

(Name, address and telephone number of agent for service)

Copies to:

STEPHEN P. FARRELL

MORGAN, LEWIS & BOCKIUS LLP

101 PARK AVENUE

NEW YORK, NEW YORK 10178

(212) 309-6000

(212) 309-6001—fax

Approximate Date of Commencement of Proposed Sale of the Securities to the Public: As soon as practicable after this Registration Statement becomes effective. If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Aggregate Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Shares, $1.00 par value per share	1,216,666	$18.15	$22,082,487.90	$1,787.00

(1) Estimates solely for the purpose of computing the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.

(2) Calculated pursuant to Section 6(b) of the Securities Act of 1933 as follows: proposed maximum aggregate offering price per share multiplied by .00008090.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NEITHER FINAL NOR COMPLETE. THESE SECURITIES MAY NOT BE SOLD UNTIL THE RELATED REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES NOR IS IT AN INVITATION FOR OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE NOT PERMITTED.

SUBJECT TO COMPLETION, DATED DECEMBER 30, 2003

PROSPECTUS

COMMON SHARES

TSAKOS ENERGY NAVIGATION LIMITED

Through this prospectus of our shareholders who are named in this prospectus may offer, from time to time, up to 1,216,666 of our common shares.

We will not receive any of the proceeds from the sale of any common shares offered by the selling shareholders under this prospectus.

Our shareholders may sell these securities directly or to or through underwriters or dealers, and also to other purchasers through agents.

Our common stock is traded on the New York Stock Exchange under the symbol “TNP” and on the Oslo Børs and the Bermuda Stock Exchange under the symbol “TEN.”

Our principal offices are located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Our telephone number at such address is 011 30 210 94 07710-2.

Investing in our common shares involves risks. You should carefully consider the risk factors beginning on page 4.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated                             , 2004.

-i-

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated herein and therein by reference contain forward-looking statements based on beliefs of our management. Any statements contained in this prospectus, any prospectus supplement or the documents incorporated by reference herein or therein that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events, including:

–	general economic and business conditions;

–	global and regional political conditions;

–	acts of terrorism and other hostilities;

–	availability of and demand for crude oil and petroleum products;

–	demand for crude oil and petroleum product substitutes;

–	actions taken by OPEC and major oil producers and refiners;

–	competition in the marine transportation industry;

–	developments in international trade;

–	international trade sanctions;

–	changes in seaborne and other transportation patterns;

–	our ability to find new charters for our vessels at attractive rates;

–	capital expenditures;

–	meeting our requirements with customers; and

–	tanker supply and demand.

The words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under “Key Information—Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2003 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). We caution readers of this prospectus and any prospectus supplement not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

We are a Bermuda company and our subsidiaries are organized under the laws of Cyprus, Liberia, Panama or Malta. Most of our directors and executive officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our subsidiaries or our directors and officers or to realize against them judgments obtained in the United States courts. In addition, you should not assume that courts in countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located:

•	would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon civil liabilities provisions of applicable U.S. federal and state securities laws; or

•	would enforce, in original actions, liabilities against us or our subsidiaries based upon these laws.

PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of Tsakos Energy Navigation Limited and all material terms of the offered securities that are known as of the date of this prospectus. When we use the words the Company, we, us, ours and our, we are referring to Tsakos Energy Navigation Limited. For a more complete understanding of the terms of a particular issuance of offered securities, and before making your investment decision, you should carefully read:

•	this prospectus, which explains the general terms of the securities that we may offer; and

•	the documents referred to in “Where You Can Find More Information” for information about us, including our financial statements.

Tsakos Energy Navigation Limited

Tsakos Energy Navigation Limited owns a fleet of modern tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. We believe that we have established a reputation as a safe, cost efficient operator of modern and well-maintained tankers. We also believe that these attributes, together with our strategic focus on meeting our customers’ chartering needs, has contributed to our ability to attract leading charterers as our customers and to our success in obtaining charter renewals.

Our fleet is managed by the Tsakos Group which, through Tsakos Shipping & Trading, S.A., is one of the largest independent tanker managers, based on the number of tankers under management. The Tsakos Group is a group of private companies controlled by members of the Tsakos family and is primarily involved in the management of ships.

Our principal offices are located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece, and our telephone number from the United States is 011 30 210 94 07710-2.

WHERE YOU CAN FIND MORE INFORMATION

As required by the Securities Act of 1933, we filed a registration statement relating to the securities offered by this prospectus with the Securities and Exchange Commission. This prospectus is a part of that registration statement, which includes additional information.

We file annual and periodic reports with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934:

•	Annual Report on Form 20-F for the year ended December 31, 2002, filed with the SEC on June 30, 2003;

•	Current Report on Form 6-K, filed with the SEC on November 14, 2003; and

•	The description of our common stock contained in our registration statement on Form 8-A (filed with the SEC on February 8, 2002).

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Tsakos Energy Navigation Limited

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

Tel: 011 30 210 94 07710-2

Attention: George Saroglou

You should rely only on the information provided in this prospectus and the prospectus supplement, as well as the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, the prospectus supplement or any documents incorporated by reference is accurate as of any date other than the date of the applicable document.

RISK FACTORS

The following risk factors and other information included in this prospectus should be carefully considered before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected and the trading price of our common stock could decline.

Risks Related To Our Industry

The economic slowdown throughout 2002, terrorist attacks and international hostilities have had various effects on the tanker industry which could adversely affect our business.

The economic slowdown throughout 2002, terrorist attacks in the United States and various locations abroad and international hostilities have had various effects on the tanker industry, including:

•	a reduction in the demand for crude oil;

•	a decrease in spot charter rates for tankers; and

•	an increase in premium rates for all types of insurance and reinsurance.

Additional attacks like those of September 11, 2001 or longer-lasting war or international hostilities, including those currently underway in Afghanistan and Iraq, could further damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and negatively affect our investment and our customers’ investment decisions over an extended period of time. We conduct our operations outside of the United States, and our business, financial condition and results of operations may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities.

The tanker industry is highly dependent upon the crude oil and petroleum products industries.

The employment of our vessels is driven by the availability of and demand for crude oil and petroleum products, the availability of modern tanker capacity and the scrapping, conversion or loss of older vessels. Historically, the world oil markets have been volatile and cyclical as a result of the many conditions and events that affect the price, production and transport of oil, including:

•	increases and decreases in the demand for crude oil and petroleum products;

•	availability of crude oil and petroleum products;

•	demand for crude oil and petroleum product substitutes, such as natural gas, coal, hydroelectric power and other alternate sources of energy that may, among other things, be affected by environmental regulation;

•	actions taken by OPEC and major oil producers and refiners;

•	global and regional political and economic conditions;

•	developments in international trade;

•	international trade sanctions; and

•	changes in seaborne and other transportation patterns.

The economic expansion in both the U.S. and Chinese economies, and the improved performance of the Japanese economy, which have an impact on Pacific Rim and Latin American activity, has produced a more positive forecast for consumption of crude oil and its products for the 4Q2003 and 2004. The increase in demand for oil is also supported by seasonal factors (winter in the western hemisphere) and the need to restore oil depleted inventories in the US and the other major OECD importing countries. However if the production of and demand for crude oil and petroleum products slows during 2004 or at any subsequent time, a corresponding decrease in shipments of these products could have an impact on the employment of our vessels and the charter rates that they command. In particular, the charter rates that we earn from our spot charters and contracts of affreightment may decline. In addition, overbuilding of tankers has, in the past, led to a decline in charter rates. If the supply of tanker capacity increases and the demand for tanker capacity does not, the charter rates paid for our vessels could materially decline. The resulting decline in revenues could have a material adverse effect on our revenues and profitability.

As our current charters expire, new charters at attractive rates may not be available.

For the nine months ended September 2003, we derived approximately 30% of our revenues from period charters, as compared to 48% in the nine months ended September 2002. In 2002, we derived approximately 51% of our revenues from period charters as compared to 60% in the equivalent period in 2001. As the current period charters of our vessels expire, it may not be possible to re-charter these vessels on a period basis at attractive rates. Charter rates are subject to significant fluctuations, and tankers may experience substantial off-hire time. If attractive period charter opportunities are not available, our vessels would seek employment in the spot market.

If our exposure to the spot market or contracts of affreightment increases, our revenues could suffer and our expenses could increase.

The spot market for crude oil and petroleum product tankers is highly competitive. As a result of any increased reliance on the spot market, we may experience a lower utilization of our fleet, leading to a decline in operating revenue. Moreover, to the extent our vessels are employed in the spot market, our operating costs will be more significantly impacted by increases in the cost of bunkers (fuel). Unlike time charters in which the charterer bears all of the bunker costs, in spot market voyages we bear the bunker charges. As a result, while historical increases in bunker charges are factored into the prospective freight rates for spot market voyages periodically announced by WorldScale Association (London) Limited and similar organizations, increases in bunker charges in any given period could have a material adverse effect on our cash flow and results of operations for the period in which the increase occurs. In addition, to the extent we employ our vessels pursuant to contracts of affreightment, the rates that we charge the charterers under those contracts may be subject to reduction based on market conditions, which could lead to a decline in our operating revenue.

Oil industry developments, competition among tanker operators and evolving regulatory requirements will compel us to renew our fleet and make ongoing capital expenditures.

During the down cycle in the oil industry in late 1998 and 1999, the oil industry continued to experience consolidation with the announcement or completion of several combinations among major oil companies, as well as consolidations involving tanker operators. In addition, the major oil companies have started to focus their charters on a small number of shipping companies with large and diversified modern fleets that are compliant with the increasingly stringent environmental regulations applicable to tanker operators.

To address these developments, we intend to expand and further renew our fleet by pursuing the acquisition of additional vessels or fleets that are complementary to ours, assuming we have the financial resources and debt capacity to do so. However, the world’s tanker shipyards have little or no additional capacity until the end of 2004 and we may not be able to purchase additional vessels, other than those currently on order, on commercially acceptable terms. If, alternatively, we seek to expand through the acquisition of other tanker companies, we face numerous challenges, including:

•	difficulties in the assimilation of acquired operations;

•	diversion of management’s attention from other business concerns;

•	assumption of unknown material liabilities of acquired companies;

•	competition from other potential acquirors, some of which have greater financial resources;

•	impairment of acquired assets, which would reduce future reported earnings; and

•	potential loss of clients or key employees of acquired companies.

We cannot assure you that we will be able to integrate successfully the operations, personnel, services or vessels that we might acquire in the future, and our failure to do so could adversely affect our profitability.

The global tanker industry is highly competitive.

We operate our fleet in a highly competitive market. Our competitors include owners of Aframax, Panamax, Handysize and Suezmax tankers. These competitors include other independent tanker companies, as well as national and independent oil companies some of whom have greater financial strength and capital resources than we do. Competition in the tanker industry is very intense and depends on price, location, size, age, condition, and the acceptability of the tankers and its operators to potential charterers.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are subject to extensive international, national and local environmental laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. We have incurred significant expenses in order to comply with these requirements, including the costs of ship modifications and changes in operating procedures, additional maintenance and inspection requirements, contingency arrangements for potential spills and insurance coverage.

For instance, in the United States, the Oil Pollution Act of 1990, or OPA 90, requires double hull construction for new tankers, as well as retrofitting or phase-out of single hull tankers based on each vessel’s date of build, gross tonnage and hull configuration. In April 2001, the International Maritime Organization or IMO (the United Nations agency for maritime safety) adopted a similar phase-out schedule for single hull tankers. In December 2001, the European Union adopted a legislative resolution confirming an accelerated phase-out schedule for single hull tankers in line with the new IMO schedule. In response to the sinking of the oil tanker Prestige off the coast of Spain in November 2002, the European Union has made proposals which would further accelerate the phasing-out of single-hull tankers and would immediately ban the carriage of heavy grades of oil in single-hull tankers. Certain European Union countries have already banned single-hull tankers carrying crude oil from approaching their coastlines. In December 2003, the IMO modified the phase-out schedule by accelerating the phase-out of certain categories of single-hull tankers. The adoption or implementation in the future of heightened technical and operational requirements could have a material adverse effect on our operations by limiting our ability to do business, increasing our operating costs, or accelerating the scrapping of our older vessels.

National and international laws imposing liability for oil spills are also becoming increasingly stringent. In the United States, OPA 90 imposes joint, several, strict and, in some cases, unlimited liability on owners, operators and bareboat charterers for oil pollution in U.S. waters (which includes the territorial sea and a 200 nautical mile exclusive economic zone). Under OPA 90, individual states are also allowed to impose their own penalties for oil pollution within their boundaries. Joint, several and strict liability means that we could be held liable for oil pollution caused by our vessels, regardless of our own fault, and we could also be held accountable for the acts or omissions of Tsakos Shipping or Tsakos Energy Management, members of the Tsakos Group that provide technical and commercial management services for our vessels and us, or others in the management or operation of our vessels. The 1969 International Convention on Civil Liability for Oil Pollution Damages (as amended in 1992) also imposes strict liability on owners for oil pollution in the territorial sea or exclusive economic zone of any state party to the Convention. In addition, the European Union is presently considering the establishment of a fund for the compensation of oil pollution damage occurring in European waters. Although we currently maintain, and plan to continue to maintain, for each of our vessels pollution liability coverage in the amount of $1 billion per incident, a catastrophic spill could exceed the insurance coverage we have available, and result in our having to liquidate assets to pay claims.

All of the newbuildings we have contracted to purchase are double-hulled. Under current environmental regulations, commencing in 2004 some of our single-hulled vessels will no longer be eligible to trade in U.S. ports. However, due to our current trading patterns, we do not believe these restrictions will have a material effect on our operations and, as with all vessels in our fleet, we will continue to evaluate the usefulness of these vessels, their marketability and their compatibility with our chartering strategies. However, because environmental regulations may become stricter, future regulations may limit our ability to do business, increase our operating costs and/or force the early retirement of our vessels, all of which could have a material adverse effect on our financial condition and results of operations.

Maritime disasters and other operational risks may adversely impact our reputation, financial condition and results of operations.

The operation of ocean-going vessels has an inherent risk of maritime disaster, environmental mishaps, cargo and property losses or damage and business interruptions caused by:

•	mechanical failure;

•	human error;

•	labor strikes;

•	adverse weather conditions;

•	vessel off hire periods;

•	regulatory delays; and

•	political action, civil conflicts, terrorism and piracy in countries where vessel operations are conducted, vessels are registered or from which spare parts and provisions are sourced and purchased.

Any of these circumstances could adversely affect our operations, result in loss of revenues or increased costs and adversely affect our profitability and our ability to perform our charters. We expected the tragic events of September 11, 2001 to lead to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. For 2002-2003, our protection and indemnity (P&I) club insurance premiums increased by approximately 25% and our hull and machinery insurance premiums increased by 15%. We have been advised that for 2003-2004 our P&I club insurance premiums will increase by approximately another 10% as will our hull and machinery insurance premiums. In addition, “war risk” coverage for vessels operating in certain geographical areas has doubled, but this type of coverage represents a relatively small portion of our total insurance premiums. These increases in insurance rates would adversely affect our profitability.

Our vessels could be arrested at the request of third parties.

Under general maritime law in many jurisdictions, crew members, tort claimants, vessel mortgagees, suppliers of goods and services and other claimants may lien a vessel for unsatisfied debts, claims or damages. In many jurisdictions a maritime lien holder may enforce its lien by arresting a vessel through court process. In some jurisdictions, under the extended sister ship theory of liability, a claimant may arrest not only the vessel with respect to which the claimant’s maritime lien has arisen, but also any associated vessel under common ownership or control. While in some jurisdictions which have adopted this doctrine, liability for damages is limited in scope and would only extend to a company and its ship owning subsidiaries, we cannot assure you that liability for damages caused by some other vessel determined to be under common ownership or control with our vessels would not be asserted against us.

Our vessels may be requisitioned by governments without adequate compensation.

A government could requisition or seize our vessels. Under requisition for title, a government takes control of a vessel and becomes its owner. Under requisition for hire, a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency. Although we would be entitled to compensation in the event of a requisition, the amount and timing of payment would be uncertain.

Risks Related To Our Business

We depend on companies that are part of the Tsakos Group to manage our business.

We do not have the employee infrastructure to manage our operations and have no assets except our vessels and the newbuildings that we have under contract. We have engaged Tsakos Energy Management to perform all of our executive and commercial management functions. Tsakos Energy Management directly provides us with financial, accounting and other back-office services, including acting as our liaison with the Oslo Børs, the Bermuda Stock Exchange and the New York Stock Exchange. Tsakos Energy Management, in turn, oversees and subcontracts day-to-day fleet technical management, such as crewing, chartering and vessel purchase and sale functions, to Tsakos Shipping, one of the world’s largest independent tanker managers. As a result, we depend upon the continued services of Tsakos Energy Management and Tsakos Energy Management depends on the continued services of Tsakos Shipping.

We derive significant benefits from our relationship with the Tsakos Group, including purchasing discounts to which we otherwise would not have access. We would be materially adversely affected if either Tsakos Energy Management or Tsakos Shipping becomes unable or unwilling to continue providing services for our benefit at the level of quality they have provided such services in the past, and at comparable costs as they have charged in the past. If we were required to employ a ship management company other than Tsakos Energy Management, our access to worldclass charterers could be diminished and our management costs could increase and our profitability could be adversely affected.

Tsakos Energy Management and Tsakos Shipping are privately held companies and there is little or no publicly available information about them.

The ability of Tsakos Energy Management and Tsakos Shipping to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our knowledge or control could impair their financial strength and, because both of these companies are privately held, it is unlikely that information about their financial strength would become public unless these companies began to default on their obligations. As a result, an investor in our common shares might have little advance warning of problems affecting Tsakos Energy Management or Tsakos Shipping, even though these problems could have a material adverse effect on us.

Tsakos Energy Management has the right to terminate its management agreement with us, and Tsakos Shipping has the right to terminate its contract with Tsakos Energy Management.

Tsakos Energy Management may terminate its management agreement with us at any time upon one year’s notice. In addition, if even one director were to be elected to our board without having been recommended by our existing board, Tsakos Energy Management would have the right to terminate the management agreement on 10 days’ notice. If Tsakos Energy Management terminates the agreement for this reason, we would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until the later of two years from the date of termination and December 31, 2006. A termination as of December 31, 2002 would have resulted in a payment of approximately $12.5 million.

Tsakos Energy Management’s contract with Tsakos Shipping may be terminated by either party upon six months’ notice and would terminate automatically upon termination of our management agreement with Tsakos Energy Management.

Our ability to pursue legal remedies against Tsakos Energy Management and Tsakos Shipping is very limited.

In the event Tsakos Energy Management breached its management agreement with us, we could bring a lawsuit against Tsakos Energy Management. However, because we are not ourselves party to a contract with Tsakos Shipping, it may be impossible for us to sue Tsakos Shipping for breach of its obligations under its contract with Tsakos Energy Management, and Tsakos Energy Management, which is an affiliate of Tsakos Shipping, would probably have no incentive to sue Tsakos Shipping. Tsakos Energy Management is a company with no substantial assets and no income other than the income it derives under our management agreement. Therefore, it is unlikely that we would be able to obtain any meaningful recovery if we were to sue Tsakos Energy Management or Tsakos Shipping on contractual grounds.

Moreover, under the management agreement, neither Tsakos Energy Management nor Tsakos Shipping is liable for negligence in their management of our operations and vessels.

Tsakos Shipping manages other tankers and could experience conflicts of interests in performing obligations owed to us and the operators of the other tankers.

Tsakos Shipping manages 19 tankers, mostly single hull, in addition to the vessels that it manages for us. All of these vessels are operated by the same group of Tsakos Shipping employees, and Tsakos Shipping has advised us that its employees manage these vessels on an “ownership neutral” basis; that is, without regard to who owns them. Although we believe that the other tankers managed by Tsakos Shipping, because of their age and design, primarily serve a different market than the market served by our vessels, it is possible that Tsakos Shipping will allocate charter or spot opportunities to other Tsakos Shipping vessels when our vessels are unemployed, or could allocate more lucrative opportunities to its other vessels. It is also possible that Tsakos Shipping could in the future agree to manage tankers that directly compete with us.

Members of the Tsakos Group may acquire vessels that compete with our fleet.

Tsakos Shipping has given us a right of first refusal on any opportunity to purchase a tanker which is 10 years of age or younger that is referred to or developed by Tsakos Shipping. Were we to decline any opportunity offered to us, or if we do not have the resources or desire to accept it, other members of the Tsakos Group might decide to accept the opportunity. In that case, they could be in competition with our fleet and be faced with conflicts of interest between their own interests and their obligations to us.

Our chief executive officer has affiliations with Tsakos Energy Management and Tsakos Shipping which could create conflicts of interest.

Nikolas Tsakos is the president, chief executive officer and a director of our company and an officer, director and the sole shareholder of Tsakos Energy Management. Nikolas Tsakos is also the son of the founder and chief executive officer of Tsakos Shipping. These responsibilities and relationships could create conflicts of interest that could result in our losing revenue or business opportunities or increase our expenses.

Our commercial arrangements with Tsakos Energy Management and Argosy may not always remain on a competitive basis.

We pay Tsakos Energy Management a management fee for its services pursuant to our management agreement. We also place our hull and machinery insurance, increased value insurance and loss of hire insurance through Argosy Insurance Company, Bermuda, a captive insurance company affiliated with the Tsakos Group. We believe that the management fees that we pay Tsakos Energy Management compare favorably with management compensation and related costs reported by other publicly traded shipping companies and that our arrangements with Argosy are structured at market rates. Our board reviews publicly available data periodically in order to confirm this. However, we cannot assure you that the fees charged to us are or will continue to be as favorable to us as those we could negotiate with third parties and our board could determine to continue transacting business with Tsakos Energy Management and Argosy even if less expensive alternatives were available from third parties.

We depend on our key personnel.

Our future success depends particularly on the continued service of Nikolas Tsakos, our president and chief executive officer and the sole shareholder of Tsakos Energy Management. The loss of Mr. Tsakos’s services or the services of any of our key personnel could have a material adverse effect on our business. We do not maintain key man life insurance on any of our executive officers.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings.

The fair market value of tankers may increase or decrease depending on any of the following:

•	general economic and market conditions affecting the tanker industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations;

•	prevailing level of charter rates; and

•	technological advances.

We have a policy of considering the disposal of tankers periodically, and in particular after they reach 20 years of age. If we sell tankers at a time when tanker prices have fallen, the sale may be at less than the vessel’s carrying value on our financial statements, with the result that we will incur a loss.

In addition, accounting pronouncements require that we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Such reviews may from time to time result in asset write-downs that could adversely affect our financial condition and results of operations. For example, in the latter part of 2002, the sinking of the Prestige and related events occurred which in the ensuing period has had an impact on the valuation of single-hull vessels. Consequently, the Company determined that its single-hull vessels, Panos G and Liberty, were impaired and recorded a $10.8 million impairment loss.

If Tsakos Shipping is unable to attract and retain skilled crew members, our reputation and ability to operate safely and efficiently may be harmed.

Our continued success depends in significant part on the continued services of the officers and seamen whom Tsakos Shipping provides to crew our vessels. The market for qualified,

experienced officers and seamen is extremely competitive and has grown more so in recent periods as a result of the growth in world economies and other employment opportunities. Although Tsakos Shipping sponsors two marine academies in the Philippines, we cannot assure you that Tsakos Shipping will be successful in its efforts to recruit and retain properly skilled personnel at commercially reasonable salaries. Any failure to do so could adversely affect our ability to operate cost-effectively and our ability to increase the size of our fleet.

Labor interruptions could disrupt our operations.

Substantially all of the seafarers and land based employees of Tsakos Shipping are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. In addition, some of our vessels operate under flags of convenience and may be vulnerable to unionization efforts by the International Transport Federation and other similar seafarer organizations which could be disruptive to our operations. Any labor interruption or unionization effort which is disruptive to our operations could harm our financial performance.

The contracts to purchase our newbuildings present certain economic risks.

We currently have contracts to purchase five newbuildings that are scheduled for delivery during 2004, 2005 and 2006. If available, we may also order additional newbuildings. During the course of construction of a vessel, we are typically required to make progress payments. While we have refund guarantees from banks to cover defaults by the shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses in the event that we or the shipyards are unable to perform our respective obligations. Shipyards periodically experience financial difficulties.

If the charterer under one of our bareboat charters is unable to perform we may lose revenues.

We currently have a bareboat charter contract for the Millennium with Hyundai Merchant Marine, a member of the Hyundai group of companies. The financial difficulties facing the Hyundai group may affect Hyundai Merchant Marine’s ability to perform under the bareboat charter, which is scheduled to expire in 2013. This could result in the loss of significant revenue.

We may not be able to finance all of the vessels we currently have on order.

We currently do not have any financing arrangements in place to satisfy the balance of the purchase price due, approximately $242.9 million, for seven vessels that we have on order (Hulls H-228, H-337, H-339, H-1617, H-1618, H-1619 and H-1620) and which we expect to take delivery of in 2004, 2005 and 2006. We do not usually seek financing arrangements for the newbuildings until shortly before we take delivery of these vessels. We cannot assure you that we will be able to obtain additional financing for these newbuildings on terms that are favorable to us or at all.

If we are unable to finance further installments for the newbuildings we have on order, we may attempt to sell the uncompleted vessels to a buyer who would assume the remainder of the contractual obligations. The amount we would receive from the buyer would depend on market circumstances and could result in a deficit over the advances we had paid to the date of sale plus capitalized costs. Alternatively, we may default on the contract, in which case the builder would sell the vessel and refund our advances, less any amounts the builder would deduct to cover all of its own costs. We would be obliged to cover any deficiency arising in such circumstances.

Apart from the delay in receiving the refund of advances and the possible payment of any deficiencies, the direct effect on our operations of not acquiring the vessel would be to forego any revenues and cash flows we would have generated from the vessel.

We may sell one or more of our new buildings.

While we intend to purchase all seven newbuildings we currently have on order, attractive opportunities may arise to sell one or more of these vessels while they are under construction or after they are delivered. Our board of directors will review any such opportunity and may conclude that the sale of one or more vessel would be in our best interests. If we sell a vessel, we would receive the proceeds from the sale, repay any indebtedness we had incurred relating to such newbuilding and we would no longer be responsible for further installments under the relevant newbuilding contract. We would, however, forego any revenues and cash flows we would have anticipated generating from operating the vessel over its useful life.

We will face challenges as we diversify and position our fleet to meet the needs of our customers.

We may need to diversify our fleet to accommodate the transportation of forms of energy other than crude oil and petroleum products in response to industry developments and our customers’ needs. If the composition of our fleet changes, we may not have adequate experience in transporting these other forms of energy. In addition, if the cost structure of a diversified fleet that is able to transport other forms of energy differs significantly from the cost structure of our current fleet, our profitability could be adversely affected. This could happen, for example, if we determined to purchase ships with the necessary cooling capacity to transport liquified natural gas.

We may not have adequate insurance.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. We believe that we maintain as much insurance on our vessels, through insurance companies, including Argosy, a member of the Tsakos Group, and protection and indemnity clubs as is appropriate and consistent with industry practice. However, particularly in view of the conflicts in Afghanistan, Iraq and elsewhere, we cannot assure you that this insurance will remain available at reasonable rates, and we cannot assure you that the insurance we are able to obtain will cover all foreseen liabilities that we may incur, particularly those involving oil spills and catastrophic environmental damage. In addition, we may not be able to insure certain types of losses, including loss of hire, which may become unavailable.

We are subject to funding calls by our protection and indemnity clubs, and our clubs may not have enough resources to cover claims made against them.

Our subsidiaries are indemnified for legal liabilities incurred while operating our vessels through membership in P&I clubs. P&I clubs are mutual insurance clubs whose members must contribute to cover losses sustained by other club members. The objective of a P&I club is to provide mutual insurance based on the aggregate tonnage of a member’s vessels entered into the club. Claims are paid through the aggregate premiums of all members of the club, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the club. Claims submitted to the club may include those incurred by members of the club, as well as claims submitted to the club from other P&I clubs with which our P&I club has entered into interclub agreements. We cannot assure you that the P&I clubs to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect our profitability.

The insolvency or financial deterioration of any of our insurers or reinsurers would negatively affect our ability to recover claims for covered losses on our vessels.

We have placed our hull and machinery, increased value and loss of hire insurance with Argosy, a captive insurance company affiliated with Tsakos Group. Argosy reinsures the insurance it underwrites for us with various reinsurers, however, the coverage deductibles of the reinsurance policies periodically exceed the coverage deductibles of the insurance policies Argosy underwrites for us. Argosy, therefore, would be liable with respect to the difference between those deductibles in the event of a claim by us to which the deductibles apply. Although these reinsurers have credit ratings ranging from BBB to AA, we do not have the ability to independently determine our insurers’ and reinsurers’ creditworthiness or their ability to pay on any claims that we may have as a result of a loss. In the event of an insolvency or other financial deterioration of our insurer or its reinsurers, we cannot assure you that we would be able to recover on any claims we suffer.

Our earnings may be adversely affected if we do not successfully employ our tankers.

We seek to employ our tankers on time charters and in the spot market in a manner that will optimize our earnings. As of December 1, 2003, 21 of our tankers were contractually committed to period charters. The remaining terms of 9 of these period charters range from one month to three years, and, in the case of one of the vessels on bareboat charter, the remaining term is 9.5 years. Although these period charters provide steady streams of revenue, our tankers committed to period charters may not be available for spot voyages during an upswing in the tanker industry cycle, when spot voyages may be more profitable. If we cannot recharter these vessels on long-term period charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer.

Our degree of leverage and certain restrictions in our financing agreements impose constraints on us.

We incurred substantial debt to finance the acquisition of our tankers, and, at December 31, 2002, our debt to capital ratio was 59% (debt/debt plus equity), with $386 million in long-term debt outstanding. If we obtain debt financing for the remainder of the amounts due on our newbuilding contracts, based on our current estimations of income for 2003 and 2004 we expect this ratio to remain constant through March 2005. We are required to apply a substantial portion of our cash flow from operations, before interest payment, to the payment of principal and interest on this debt; in 2002, approximately 31.6% of cash flow derived from operations was dedicated to debt service. This limits the funds available for working capital, capital expenditures, dividends and other purposes. Our degree of leverage could have important consequences for us, including the following:

•	a substantial decrease in our net operating cash flows or an increase in our expenses could make it difficult for us to meet our debt service requirements and force us to modify our operations;

•	we may be more highly leveraged than our competitors, which may make it more difficult for us to expand our fleet; and

•	any significant amount of leverage exposes us to increased interest rate risk and makes us vulnerable to a downturn in our business or the economy generally.

In addition, our financing arrangements, which we secured by mortgages on our ships, impose operating and financial restrictions on us that restrict our ability to:

•	incur additional indebtedness;

•	create liens;

•	sell the capital of our subsidiaries or other assets;

•	make investments;

•	engage in mergers and acquisitions;

•	make capital expenditures;

•	repurchase common shares; and

•	pay cash dividends. We have a holding company structure which depends on dividends from our subsidiaries and interest income to pay our overhead expenses and otherwise fund expenditures consisting primarily of advances on newbuilding contracts and the payment of dividends to our shareholders. As a result, restrictions contained in our financing arrangements and those of our subsidiaries on the payment of dividends may restrict our ability to fund our various activities.

We selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

In the past five years we have selectively entered into derivative contracts both for investment purposes and to stabilize our overall interest expense. Although our board of directors has reviewed and approved all our derivative contracts as being within reasonable limits and reasonable in light of our particular investment strategy at the time we entered into each such derivative contract, until August 2001 our board had not adopted any formal policy or qualitative or quantitative limitations on the scope of our investing activities with respect to derivative instruments.

We do not always enter into interest rate swaps and other derivative instruments for purposes of permanently managing our interest rate exposure under our floating rate secured bank facilities. Loans advanced under our secured credit facilities are, generally, advanced at a floating rate based on LIBOR. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to manage our interest rate exposure and the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

In August 2001, our board adopted a risk management policy and established a risk committee consisting of Messrs. Stavropoulos, Nicholson, Tsakos and our finance director, Mr. Durham, to oversee all our derivative transactions. It is our policy to monitor exposure to business risk, and to manage the impact of changes in interest rates and bunker prices on earnings and cash flows through derivatives. Derivative contracts are executed when management believes that the action is not likely to significantly increase overall risk. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant losses. For example, during 2002, we recorded an aggregate negative $3.8 million adjustment in our financial statements with respect to four open interest rate swap arrangements which we entered into in July 2001 for non-hedging purposes. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial losses. See “Quantitative and Qualitative Disclosures About Market Risk” for a description of how our current interest rate swap arrangements have been adversely impacted by recent events.

The appraised value of our ships could deteriorate as the result of a variety of factors, resulting in our inability to comply with covenants under our loan agreements.

The loan agreements we use to finance our ships require us not to exceed specified debt-to-asset ratios. Our only significant assets are our ships, which are appraised each year. The appraised value of a ship fluctuates depending on a variety of factors including the age of the ship, prevailing charter market conditions and new and pending legislation.

In 1999, the appraised value of our ships dropped sufficiently to cause us to exceed temporarily the debt-to-asset ratio requirement under our loan agreements. We cannot guarantee that a deterioration of our asset values will not result in defaults in the future, nor can we guarantee that we will be able to negotiate a waiver in the event of a default. A default under one of our loan agreements could trigger cross-acceleration or cross-default provisions in our other loan agreements, which in turn could result in all or a substantial amount of our debt becoming due at a time when we could not satisfy our obligations.

If we default under any of our loan agreements, we could forfeit our rights in our vessels and their charters.

We have pledged all of our vessels and related collateral as security to the lenders under our loan agreements. Default under any of these loan agreements, if not waived or modified, would permit the lenders to foreclose on the mortgages over the vessels and the related collateral, and we could lose our rights in the vessels and their charters.

Our vessels may suffer damage and we may face unexpected drydocking costs which could affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs can be both substantial and unpredictable. We may have to pay drydocking costs that our insurance does not cover. This would result in decreased earnings.

If we were to be subject to tax in jurisdictions in which we operate, our financial results would be adversely affected.

Our income is not presently subject to taxation in Bermuda, which currently has no corporate income tax for exempt companies. We believe that we should not be subject to tax under the laws of various countries other than the United States in which we conduct activities or in which our customers are located. However, our belief is based on our understanding of the tax laws of those countries, and our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law or interpretation. We cannot determine in advance the extent to which certain jurisdictions may require us to pay tax or to make payments in lieu of tax. In addition, payments due to us from our customers may be subject to tax claims.

In addition, under United States rules applicable to international shipping income derived by qualifying non-United States corporations we would be eligible for a special statutory exemption only if individuals who are “residents” of qualified foreign countries actually or constructively own over 50% of the value of our stock or if we satisfy the so-called “publicly traded” test set forth in the Internal Revenue Code of 1986, amended. Under proposed regulations interpreting the Code, it is possible that we would not satisfy the “publicly traded” test, in which event we would be eligible for the statutory exemption only if we were to satisfy the over 50% ownership requirement. We have not yet established that we will be able to demonstrate that qualified country residents own the requisite interest in our shares. If we were to fail to qualify for the statutory exemption, we would be subject to United States tax at a rate of 4% levied on half of our gross shipping income attributable to transportation beginning or ending in the United States, which is treated as U.S. source gross transportation income.

If we are unable to demonstrate that our U.S. source income from international transportation qualified for exemption from U.S. federal income taxation in 2002 or prior years, we would have a liability for tax, together with interest and penalties.

In 2001 and prior years, in order for our U.S. source income from international transportation to qualify for exemption from U.S. federal income tax more than 50% of our shares, by value, must have been owned, directly or indirectly, during the year by individuals resident in qualified foreign countries. While we believe that the ownership of our common shares has been such that we have satisfied this requirement, our common shares are listed on the Oslo Børs, the Bermuda Stock Exchange and the New York Stock Exchange and many of our common shares are held by nominees or entities; thus, we have not yet established that we will be able to demonstrate the required level of direct or indirect ownership by individuals resident in qualified foreign countries. In the event that we are unable to demonstrate that the ownership requirement was satisfied for a given year, we would be liable for U.S. federal income tax at a 4% rate on our gross U.S. source income from transportation sources for such years, together with related interest and penalties. If we are unable to establish that the ownership requirement was satisfied for 2002, and unable to establish that we satisfied the “publicly traded” test set forth in the Code and described in the preceding paragraph for 2002, we would be liable for U.S. federal income tax at a 4% rate on our gross U.S. source income from transportation services for 2002, together with related interest and penalties.

During the years 1996 through 2000, approximately $49 million of our consolidated gross income was U.S. source income derived from international transportation beginning or ending in the United States. Therefore, if we did not qualify for the exemption from U.S. tax described above during those years, we would owe U.S. tax for those years in an amount equal to approximately $1.96 million plus any applicable interest and penalties. In addition, if we did not qualify for the exemption from U.S. tax described above for the years 2001 and 2002, our liability for U.S. tax would be approximately $1.2 million and $1.0 million, respectively.

If we or any of our subsidiaries were treated as a foreign personal holding company, a U.S. investor in our common shares would be subject to disadvantageous rules under the U.S. tax laws.

We are not aware of any facts which establish that we or any of our subsidiaries currently meet the requirements for classification as a foreign personal holding company (an FPHC) for United States federal income tax purposes. However, some of the facts relevant to such a determination are outside of our knowledge and control. Therefore, we are unable to establish whether we or any of our subsidiaries constitute an FPHC. If we or one of our subsidiaries were treated as an FPHC, then each United States holder owning, directly or indirectly, common shares on the last day in the taxable year on which the FPHC ownership requirement with respect to us or the subsidiary is met would be required to include currently in taxable income as a dividend a pro rata share of our or the subsidiary’s undistributed FPHC income, which is, generally, our or the subsidiary’s taxable income with certain adjustments and after reduction for certain dividend payments. Please see “Tax Considerations—United States federal income tax considerations—Foreign Personal Holding Company Considerations” in our Annual Report on Form 20-F for a description of the FPHC rules.

If we were treated as a passive foreign investment company, a U.S. investor in our common shares would be subject to disadvantageous rules under the U.S. tax laws.

If we were treated as a passive foreign investment company (a PFIC) in any year, U.S. holders of our shares would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we will be a PFIC in 2003 or in any future year. However, PFIC classification is a factual determination made annually and thus may be subject to change if the portion of our income derived from bareboat charters or other passive sources were to increase substantially.

Moreover, the IRS may disagree with our position that time and voyage charters do not give rise to passive income for purposes of the PFIC rules. Accordingly, we can provide no assurance that we will not be treated as a PFIC for 2003 or for any future year. Please see “Tax Considerations—United States federal income tax considerations—Passive Foreign Investment Company Considerations” in our Annual Report on Form 20-F for a description of the PFIC rules.

Distributors we make with respect to our common shares that are taxed to United States holders as dividends would not be eligible to be faxed at reduced U.S. tax rates applicable to qualifying dividends if we were a foreign personal holding company, a passive foreign investment company or under other circumstances.

A recently enacted U.S. tax law provides that, for taxable years beginning prior to January 1, 2009, distributions on our common shares that are treated as dividends for U.S. federal income tax purposes and are received by individuals generally will be eligible for taxation at capital gain rates if the common shares with respect to which the dividends are paid are “readily tradable on an established securities market in the United States.” This treatment will not be available, however, if we qualify as an FPHC, a foreign investment company (a FIC) or a PFIC for the taxable year of the dividend or the preceding taxable year, or to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 60 days during the 120-day period that begins 60 days before the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(B) of the Code. We do not believe that we qualified as a PFIC, FIC or FPHC for our last taxable year and we do not expect to so qualify for our current or future taxable years.

A significant amount of our 2001 revenues were derived from two customers and a significant amount of our 2002 revenues were derived from three customers, and our revenues could decrease significantly if we lost these customers.

In 2001, approximately 28% of our revenues came from contracts of affreightment for two of our tankers with Lyondell/Citgo and 15% of our revenues came from employment of our vessels with PDVSA. In 2002, approximately 24% of our revenues came from Lyondell/Citgo and approximately 9% of our revenues came from PDVSA. In addition, in 2002 we derived approximately 10% of our revenue from FLOPEC. Our inability or failure to continue to employ our vessels at rates comparable to those charged to Lyondell/Citgo, PDVSA and FLOPEC, the loss of these customers or our failure to charter these vessels otherwise in a reasonable period of time or at all could adversely affect our operations and performance. Although our customers generally include leading national, major and other independent oil companies and refiners, we are unable to assure you that future economic circumstances will not render one or more of such customers unable to pay us amounts that they owe us, or that these important customers will not decide to contract with our competitors or perform their shipping functions themselves.

Approximately 33% of our revenue is derived from our customers that conduct a significant amount of business in Venezuela.

Lyondell/Citgo and PDVSA, which, taken together, accounted for approximately 33% of our revenues for the year ended December 31, 2002 and 43% for the year ended December 31, 2001, are both companies that conduct a significant amount of business in Venezuela. Venezuela has experienced economic difficulties and social and political changes in recent years. During late 2002, the country experienced a six week general strike during which commercial and industrial activity ceased generally and PDVSA’s oil production and refining facilities were out of operation and oil production ceased. Although the strike was over by the end of January 2003 and the situation is improving, it is generally anticipated that it will take some period of time before the complete restoration of operations to pre-strike productivity. We cannot say whether there will be further unrest or political upheavals in Venezuela or whether the PDVSA will retain normal oil production. If we were to lose these customers, or if their exports were curtailed, or if these customers were to become unable to perform their contractual obligations to us, our earnings would be adversely affected.

Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks.

The charterers of our vessels pay us in U.S. dollars. While we incur most of our expenses in U.S. dollars, we have in the past incurred expenses in other currencies, most notably the Greek drachma and the euro. In 2001, Greek drachma expenses accounted for approximately 27% of our total expenses and, in 2002, euro expenses accounted for approximately 35% of our total expenses. Declines in the value of the U.S. dollar relative to the euro, which replaced the Greek drachma as Greece’s currency on January 1, 2002, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus could adversely affect our results of operations.

Risks Related To Our Common Shares

We may not be able to pay cash dividends on our common shares as intended.

In October of 2002, we paid a cash dividend of 50 cents per common share in relation to the year 2002. In February 2003, the Company declared a further dividend of 20 cents per common share relating to 2002 that the Company paid on April 30, 2003. In October 2003, the Company declared a first dividend of 50 cents per common share relating to 2003 that the Company paid on October 30, 2003. Subject to the limitations discussed below, we currently intend to continue to pay regular cash dividends on our common shares of between one-quarter and one-half of our annual net income for the year in respect of which the dividends are paid. However, there can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors. For example, if we earned a capital gain on the sale of a vessel or newbuilding contract, we could determine to reinvest that gain instead of using it to pay dividends. Depending on our operating performance for that year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income. Of course, any payment of cash dividends could slow our ability to renew and expand our fleet, and could cause delays in the completion of our current newbuilding program.

Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay us dividends. In addition, the financing arrangements for indebtedness we incur in connection with our newbuilding program may further restrict our ability to pay dividends. In the event of any insolvency, bankruptcy or similar proceedings of a subsidiary, creditors of such subsidiary would generally be entitled to priority over us with respect to assets of the affected subsidiary. Investors in our common shares may be adversely affected if we are unable to or do not pay dividends as intended.

Provisions in our Bye-laws and in our management agreement with Tsakos Energy Management would make it difficult for a third party to acquire us, even if such a transaction would be beneficial to our shareholders.

Our Bye-laws provide for a staggered board of directors, blank check preferred stock, super majority voting requirements and other anti-takeover provisions, including restrictions on business combinations with interested persons and limitations on the voting rights of shareholders who acquire more than 15% of our common shares. In addition, Tsakos Energy Management would have the right to terminate our management agreement and seek liquidated damages if a board member were elected without having been approved by the current board. These provisions may have the effect of delaying or preventing changes of control of the ownership and management of our company, even if such transactions would have significant benefits to our shareholders.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.

We are a Bermuda corporation. Our Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda govern our affairs. While many provisions of the Companies Act 1981 of Bermuda resemble provisions of the corporation laws of a number of states in the United States, Bermuda law may not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. In addition, our directors and officers are not resident in the United States and all or substantially all of our assets are located outside of the United States. As a result, investors may have more difficulty in protecting their interests and enforcing judgments in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

The Tsakos Holdings Foundation and the Tsakos Group can exert considerable control over us, which may limit your ability to influence our actions.

Companies controlled by the Tsakos Holdings Foundation or affiliated with the Tsakos Group own approximately 26.1% of our common shares. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. The Tsakos Group is a group of companies controlled by members of the Tsakos family and is primarily involved in the management of ships. As long as the Tsakos Holdings Foundation and the Tsakos Group beneficially own a significant percentage of our common shares, each will have the power to influence the election of the members of the board of directors and the vote on substantially all other matters, including significant corporate actions.

We and our shareholders face certain risks related to our former employment of Arthur Andersen as our independent auditors.

Prior to May 30, 2002, Arthur Andersen served as our independent auditors. On May 30, 2002, we dismissed Arthur Andersen and retained Ernst & Young as our independent auditors for the fiscal year ended December 31, 2002. On August 31, 2002, Arthur Andersen LLP, an affiliate of Arthur Andersen, ceased practicing before the SEC.

Arthur Andersen did not reissue its audit report with respect to our consolidated financial statements included in this report, or consent to the inclusion in this report of its audit report. As a result, investors in Tsakos Energy Navigation may have no effective remedy against Arthur Andersen in connection with a material misstatement or omission in the financial statements to which its audit report relates. In addition, even if such investors were able to assert such a claim, Arthur Andersen may fail or otherwise have insufficient assets to satisfy claims made by investors that might arise under Federal securities laws or otherwise with respect to its audit report.

Issues related to Arthur Andersen may impede our ability to access the capital markets.

SEC rules and regulations require us to present historical audited financial statements in various SEC filings, such as registration statements, along with Arthur Andersen’s consent to our inclusion of its audit report in those filings. If the SEC ceased accepting financial statements audited by Arthur Andersen and its affiliates, we would be unable to access the public capital markets unless Ernst & Young, our current independent auditor, or another independent auditor, is able to re-audit the financial statements originally audited by Arthur Andersen. In addition, investors in any future offerings we make for which we use Arthur Andersen audit reports will not be entitled to recovery against Arthur Andersen under the Securities Act for any material misstatements or omissions in those financial statements. Furthermore, Arthur Andersen will be unable to participate in the “due diligence” process that would customarily be performed by potential investors in our securities, which process includes having Arthur Andersen perform procedures to assure the continued accuracy of its report on our audited financial statements and to confirm its review of unaudited interim periods presented for comparative purposes. As a result, we may not be able to bring to the market successfully an offering of our securities. Consequently, our financing costs may increase or we may miss attractive market opportunities.

SELLING SHAREHOLDERS

The following table identifies the Selling Shareholders, any of whom may use this prospectus to sell shares of our common stock.

Selling Shareholders	Number of Shares Owned Prior to Sales Under This Prospectus	Number of Shares Available for Sales Under this Prospectus	Percentage of Common Stock Owned Before Sales	Number of Shares Owned After Sales (1)	Percentage of Common Stock Owned After Sales (1) (2)
Sea Consolidation S.A. of Panama	1,000,000	1,000,000	5.82%	0	*
Lauritzen Kosan A/S	216,666	216,666	1.26%	0	*

*	Represents less than one percent.
(1)	Based upon the number to be owned if all of the shares of common stock available for sale under this prospectus were resold.
(2)	Percentage is based upon 17,169,623 shares of our common stock outstanding as of December 1, 2003.

USE OF PROCEEDS

We will not receive any proceeds from the sale of any common shares by the Selling Shareholders.

PLAN OF DISTRIBUTION

The common shares covered by this prospectus will be sold, if at all, by the individuals named above (or by donees, pledgees, transferees, or others on their behalf), and not by us. The shares may be sold from time to time as follows:

•	on the New York Stock Exchange, on the Oslo Børs, on the Bermuda Stock Exchange or on another securities exchange within or without the United States or in the over-the-counter market in the United States or elsewhere (any of which may involve crosses and block transactions);

•	to purchasers directly;

•	in ordinary brokerage transactions in which the broker solicits purchasers;

•	through underwriters, dealers and agents who may receive compensation in the form of underwriting discounts, concessions or commissions from a seller and/or the purchasers of the shares for whom they may act as agent;

•	through the writing of options on the shares;

•	through the pledge of shares as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of the shares or other interests in the shares;

•	through purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	through block trades in which the broker or dealer so engaged will attempt to sell the shares as agent or as riskless principal but may position and resell a portion of the block as principal to facilitate the transaction;

•	through exchange distributions in accordance with the rules of the applicable exchange;

•	in any combination of one or more of these methods; or

•	in any other lawful manner.

These sales may be made at prices related to the then current market price or otherwise at prices and on terms then prevailing, or in privately negotiated transactions. In effecting sales, a broker or dealer engaged by an individual using this prospectus to sell common stock may arrange for other brokers or dealers to participate in the sale. In addition, any shares covered by this prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act or Rules 144 or 701(g) or Regulation S under the Securities Act may be sold thereunder rather than by this prospectus.

In connection with distributions of the shares or otherwise, an individual using this prospectus to sell common stock may enter into hedging transactions with a broker-dealer. In connection with such a transaction, a broker-dealer may engage in short sales of shares registered hereunder in the course of hedging the positions they assume with the seller. The seller may also sell shares short and deliver the shares to close out such short positions. The seller may also enter into an option or other transaction with a broker-dealer which requires the delivery to the broker-dealer of shares we have registered, which the broker-dealer may resell by this prospectus.

A seller may pay a broker-dealer or an agent compensation in the form of commissions, discounts or concessions. The broker-dealer and any other participating broker-dealer may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

We may be required to file a supplemented prospectus in connection with any activities involving a seller which may be deemed to be an “underwriting.” In that case, a supplement to this prospectus would contain (1) information as to whether an underwriter selected by a seller, or any other broker- dealer, is acting as principal or agent for the seller, (2) the compensation to be received by an underwriter selected by a seller or any broker-dealer, for acting as principal or agent for a seller, and (3) the compensation to be received by any other broker-dealer, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions. Any broker or dealer participating in any distribution of the shares may be required to deliver a copy of this prospectus, including any prospectus supplement, to any individual who purchases any shares from or through such a broker-dealer.

We have advised those identified in this prospectus as potential sellers of common shares that during any period when they may be engaged in a distribution of the shares offered by this prospectus, they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes any seller, any affiliated purchaser and any broker-dealer or other individual who participates in such a distribution from bidding for or purchasing, or attempting to induce any individual to bid for or purchase any security, that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of these factors may affect the marketability of our common stock.

The people identified in this prospectus as potential sellers of common stock offer to sell all, some or none of the shares covered by this prospectus. Because it is possible that a significant number of shares could be sold simultaneously by means of this prospectus, such sales, or the possibility thereof, may have an adverse effect on the market price of our common shares.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of $40 million, divided into 40 million shares, par value $1.00 per share.

Common Shares. As of December 1, 2003, there were 17,169,623 common shares issued and outstanding. Holders of our common shares are entitled to receive dividends when declared by our board of directors. Each holder of common shares is entitled to one vote per share. The holders of common shares have no cumulative voting or preemptive rights.

The following briefly summarizes the material terms of our capital stock. You should read the more detailed provisions of our Memorandum of Association and Bye-laws for provisions that may be important to you. You can obtain copies of these documents by following the directions outlined in “Where You Can Find More Information.”

Voting rights. Under Bermuda law, except as otherwise provided in the Companies Act 1981 of Bermuda or our Bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting. Our Bye-laws provide that, subject to the provisions of the Companies Act 1981 of Bermuda, any question proposed for the consideration of the shareholders will be decided in a general meeting by a simple majority of the votes cast, on a show of hands or on a poll, with each shareholder present (and each person holding proxies for any shareholder) entitled to one vote on a show of hands and one vote on a poll for each common share held by the shareholder, except for special situations where a shareholder has lost the right to vote because he has failed to comply with the terms of a notice requiring him to provide information to the company pursuant to the Bye-laws, or his voting rights have been partly suspended under the Bye-laws as a consequence of becoming an interested person. In addition, a super-majority vote of not less than eighty percent (80%) of the votes cast at the meeting is required to effect the following actions: variation of class rights, removal of directors, approval of business combinations with certain “interested” persons and for any alteration to the provisions of the Bye-laws relating to the staggered board, removal of directors and business combinations.

Rights in Liquidation. Under Bermuda law, in the event of liquidation or winding up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred shares, the proceeds of the liquidation or winding up are distributed ratably among the holders of the company’s common shares.

Meetings of Shareholders. Under Bermuda law, a company is required to convene at least one general shareholders’ meeting each calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five (5) days’ advance notice of a general meeting but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under our Bye-laws, we must give each shareholder at least ten (10) days’ notice of the annual general meeting and of any special general meeting.

Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the Bye-laws of a company. Our Bye-laws provide that the presence in person or by proxy of two shareholders constitutes a quorum; but if we have only one shareholder, one shareholder present in person or by proxy shall constitute the necessary quorum.

Election or removal of directors. Under Bermuda law and our Bye-laws, directors are elected or appointed at the annual general meeting and serve until re-elected or re-appointed or until their successors are elected or appointed, unless they are earlier removed or resign. Our Bye-laws provide for a staggered board of directors, with one-third of the non-executive directors selected each year.

Under Bermuda law and our Bye-laws, a director may be removed at a special general meeting of shareholders specifically called for that purpose, provided the director is served with at least 14 days’ notice. The director has a right to be heard at that meeting. Any vacancy created by the removal of a director at a special general meeting may be filled at that meeting by the election of another director in his or her place or, in the absence of any such election, by the board of directors.

Amendment of Memorandum of Association. Bermuda law provides that the Memorandum of Association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the Memorandum of Association, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act 1981 of Bermuda, also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his discretion. Generally, our Bye-laws may be amended by the directors with the approval of a majority vote of the shareholders in a general meeting. However, a super-majority vote of not less than 80% is required for certain resolutions relating to the variation of class rights, the removal of directors, the approval of business combinations with certain ‘interested persons’ and for any alteration to the provisions of the Bye-laws relating to the staggered board, removal of directors and business combinations.

Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company’s issued share capital or any class of issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the Memorandum of Association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act 1981 of Bermuda. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the Memorandum of Association must be made within 21 days after the date on which the resolution altering the company’s memorandum is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. Persons voting in favor of the amendment may make no such application.

Appraisal rights and shareholder suits. Under Bermuda law, in the event of an amalgamation involving a Bermuda company, a shareholder who is not satisfied that fair value has been paid for his shares may apply to the Bermuda Court to appraise the fair value of his shares. The amalgamation of a company with another company requires the amalgamation agreement to be approved by the board of directors and, except where the amalgamation is between a holding company and one or more of its wholly owned subsidiaries or between two or more wholly owned subsidiaries, by meetings of the holders of shares of each company and of each class of such shares.

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company’s Memorandum of Association or Bye-laws. Further consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company’s conduct of affairs in the future or compelling the purchase of the shares by any shareholder, by other shareholders or by the company.

Anti-takeover effects of provisions of our charter documents. Several provisions of our Bye-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these antitakeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in our best interest and (2) the removal of incumbent officers and directors.

Staggered board of directors. Our Bye-laws provide for a staggered board of directors with one-third of our non-executive directors being selected each year. This staggered board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Transactions involving certain business combinations. Our Bye-laws prohibit the consummation of any business combination involving us and any interested person, unless the transaction is approved by a vote of a super-majority of 80% of those present and voting at a general meeting of our shareholders. However, such super-majority vote will not be required if all of the following conditions are satisfied:

•	the ratio of (i) the aggregate amount of cash and the fair market value of other consideration to be received per share in the business combination by holders of shares other than the interested person involved the business combination, to (ii) the market price per share, immediately prior to the announcement of the proposed business combination is at least as great as the ratio of (iii) the highest per share price (including brokerage commissions, transfer taxes and soliciting dealers’ fees), which the interested person has theretofore paid in acquiring any share prior to the business combination, to (iv) the market price per share immediately prior to the initial acquisition by the interested person of any shares;

•	the aggregate amount of the cash and the fair market value of other consideration to be received per share in the business combination by holders of shares other than the interested person involved in the business combination (i) is not less than the highest per share price (including brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the interested person in acquiring any shares, and (ii) is not less than the consolidated earnings per share of our company for our four full consecutive fiscal quarters immediately preceding the record date for solicitation of votes on the business combination multiplied by the then price/earnings multiple (if any) of the interested person as customarily computed and reported in the financial community;

•	the consideration (if any) to be received in the business combination by holders of shares other than the interested person involved shall be, except to the extent that a shareholder agrees otherwise as to all or part of the shares which the shareholder owns, in the same form and of the same kind as the consideration paid by the interested person in acquiring shares already owned by it;

•	after the interested person became an interested person and prior to the consummation of the business combination: (i) such interested person shall have taken steps to ensure that the board includes at all times representation by continuing directors proportionate in number to the ratio that the number of shares carrying voting rights in our company from time to time owned by shareholders who are not interested persons bears to all shares carrying voting rights in our company outstanding at the time in question (with a continuing director to occupy any resulting fractional position among the directors); (ii) the interested person shall not have acquired from us or any subsidiary of ours directly or indirectly, any shares (except (x) upon conversion of convertible securities acquired by it prior to becoming an interested person, or (y) as a result of a pro rata share dividend, stock split or division or subdivision of shares, or (z) in a transaction consummated on or after June 7, 2001 and which satisfied all requirements of our Bye-laws); (iii) the interested person shall not have acquired any additional shares, or rights over shares, carrying voting rights or securities convertible into exchangeable for shares, or rights over shares, carrying voting rights except as a part of the transaction which resulted in the interested person becoming an interested person; and (iv) the interested person shall not have (x) received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or tax credits provided by us or any subsidiary of ours, or (y) made any major change in our business or equity capital structure or entered into any contract, arrangement or understanding with us except any change, contract, arrangement or understanding as may have been approved by the favorable vote of not less than a majority of the continuing directors; and

•	a proxy statement complying with the requirements of the Securities Exchange Act of 1934, as amended, shall have been mailed to all holders of shares carrying voting rights for the purpose of soliciting the approval of shareholders for the business combination. The proxy statement shall contain at the front thereof, in a prominent place, any recommendations as to the advisability (or inadvisability) of the business combination which the continuing directors, or any of them, may have furnished in writing and, if deemed advisable by a majority of the continuing directors, an opinion of a reputable investment banking firm as to the adequacy (or inadequacy) of the terms of the business combination from the point of view of the holders of shares carrying voting rights other than any interested person (the investment banking firm to be selected by a majority of the continuing directors, to be furnished with all information it reasonably requests and to be paid a reasonable fee for its services upon receipt by us of the opinion).

For purposes of this provision, a “business combination” includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder, and an “interested person” is any person or entity that beneficially owns 15% or more of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity. “Continuing directors” means directors who have been elected before June 7, 2001 or designated as continuing directors by the majority of the then existing directors.

Consequences of becoming an interested person. Our Bye-Laws provide that, at any time a person acquires or becomes the beneficial owner of 15% or more of our voting shares, which we refer to as the “threshold”, then the person will not be entitled to exercise voting rights for the number of common shares in excess of the threshold he holds or beneficially owns. This disability applies to any general meeting of our company as to which the record date or scheduled meeting date falls within a period of five years from the date such person acquired beneficial ownership of a number of common shares in excess of the threshold.

The above restrictions do not apply to us, our subsidiaries or to:

•	any person who on June 7, 2001 was the holder or beneficial owner of a number of shares carrying voting rights that exceeded the threshold and who continues at all times after June 7, 2001 to hold shares in excess of the threshold; and

•	any person whose acquisition of a number of shares exceeding the threshold has been approved by (1) a majority of 80% of those present and voting at a general meeting or (2) by a resolution adopted by the continuing directors, followed by a resolution adopted by a shareholder vote in excess of 50% of the voting shares not owned by such interested person.

Transfer Agent and Registrar. The Bank of New York serves as transfer agent and registrar for our common shares.

Preferred Shares. Under our Bye-laws, our board of directors has the authority to issue preferred shares in one or more series, and to establish the terms and preferences of the shares of each series. Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of each series of preferred shares will be entitled to receive distributions upon liquidation, plus an amount equal to any accrued and unpaid dividends. Such distributions will be made before any distribution is made on any securities ranking junior in relation to preferred shares in liquidation, including common shares. As of November 1, 2003, there were no preferred shares outstanding.

LEGAL MATTERS

The validity of the common shares covered by this prospectus have been passed upon for us by Mello Jones & Martin, Hamilton, Bermuda.

EXPERTS

The consolidated financial statements of Tsakos Energy Navigation Limited as of December 31, 2002 and for the year ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of Ernst & Young, independent auditors, and upon the authority of that firm as experts in accounting and auditing. The consolidated financial statements of Tsakos Energy Navigation Limited as of December 31, 2001 and for each of the years in the two year period ended December 31, 2001 have been incorporated by reference herein and in the registration statement in reliance upon the report of Arthur Andersen, independent auditors, and upon the authority of that firm as experts in accounting and auditing.

On May 30, 2002, we dismissed Arthur Andersen as our independent auditors. On August 31, 2002, Arthur Andersen LLP, an affiliate of Arthur Andersen, ceased practicing before the SEC. The reports of Arthur Andersen on the Company’s financial statements at December 31, 2001 and for the years ended December 31, 2000 and 2001 did not contain an adverse opinion, disclaimer of opinion or qualification or modification as to uncertainty, audit scope or accounting principles. During the years ended December 31, 2000 and 2001, there were no disagreements with Arthur Andersen on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures. During the years ended December 31, 2000 and 2001, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

At the same time, we dismissed Arthur Andersen as our auditors, we engaged Ernst & Young to act as our independent auditors as successor to Arthur Andersen. During the year ended December 31, 2001 and the subsequent interim period to May 30, 2002, we did not consult with Ernst & Young regarding (i) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was either the subject of disagreement on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

The action to dismiss Arthur Andersen as our independent auditors and to replace them with Ernst & Young was taken by our board of directors on the recommendation of its audit committee.

For a discussion of certain risks relating to Arthur Andersen’s audit of our financial statements, see “—Risk Factors.”

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Bye-laws provide that our directors and officers and former directors and officers shall be indemnified to the fullest extent permitted by The Companies Act of Bermuda 1981, as amended from time to time, and provides for advances to any indemnified director or officer of expenses in connection with actual proceedings and claims arising out of their status as our director or officer. We also maintain a directors’ and officers’ liability insurance policy on behalf of our directors and officers.

ITEM 9. EXHIBITS

The Exhibit Index beginning on page II-6 is hereby incorporated by reference.

ITEM 10. UNDERTAKINGS

A.	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(a)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which has registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that the undertakings set forth in paragraphs (a) and (b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Tsakos pursuant to Section 13 or Section 15(d) of the Securities

Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)	That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph A(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements ad information required by Section 10(a)(3) of the Securities Act of 1933 or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

B.	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefits plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

D.	The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the SEC under Section 305(b)(2) of the Trust Indenture Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Tsakos Energy Navigation Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Athens, Greece, on December 30, 2003.

TSAKOS ENERGY NAVIGATION LIMITED

/S/ NIKOLAS P. TSAKOS

By: Nikolas P. Tsakos Title: President

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Nikolas P. Tsakos, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this Registration Statement, whether pre-effective or post-effective, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary or appropriate to be done with respect to this Registration Statement or any amendments or supplements hereto in the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated.

Signature	Title	Date

/S/ D. JOHN STAVROPOULOS D. John Stavropoulos	Chairman of the Board of Directors	December 30, 2003

/S/ NIKOLAS P. TSAKOS Nikolas P. Tsakos	President, Chief Executive Officer and Director (Principal Executive Officer)	December 30, 2003

/s/ GEORGE V. SAROGLOU George V. Saroglou	Chief Operating Officer and Director	December 30, 2003

/s/ EMMANUEL G. PANTELIDES Emmanuel G. Pantelides	Secretary	December 30, 2003

/s/ PAUL DURHAM Paul Durham	Chief Accounting Officer and Finance Director(Principal Financial and Accounting Officer)	December 30, 2003

/s/ MICHAEL G. JOLLIFFE Michael G. Jolliffe	Deputy Chairman of the Board of Directors	December 30, 2003

/s/ TORBEN JANHOLT Torben Janholt	Director	December 30, 2003

/s/ PETER NICHOLSON Peter Nicholson	Director	December 30, 2003

/s/ ANGELOS PLAKOPITAS Angelos Plakopitas	Director	December 30, 2003

/s/ ANTONIO TARAGONI Antonio Taragoni	Director	December 30, 2003

AUTHORIZED UNITED STATES REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of Tsakos Energy Navigation Limited, has signed this registration statement on December 30, 2003.

/s/ EMMANUEL G. PANTELIDES

Emmanuel G. Pantelides

INDEX TO EXHIBITS

Exhibit No.	Description

3.1	Memorandum of Association of Tsakos Energy Navigation Limited (Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-82326)).

3.2	Bye-laws of Tsakos Energy Navigation Limited (Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-82326)).

4.1	Share Certificate (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-82326)).

5.1	Opinion of Mello Jones & Martin.

23.1	Consent of Ernst & Young.

23.2	Information Regarding Consent of Arthur Andersen LLP.

23.3	Consent of Mello Jones & Martin (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).